EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2006	2005	2004
	(In thousands, except per share data)
Basic net income per share:
Net income	$419,651	$409,169	$399,333
Weighted-average shares outstanding	86,478	91,738	95,452

Basic net income per share	$4.85	$4.46	$4.18

Diluted net income per share:
Net income:
As reported	$419,651	$409,169	$399,333
Interest and amortization expense, net of taxes	4,752	7,648	7,685

Net income adjusted for diluted EPS calculation	$424,403	$416,817	$407,018

Weighted-average shares outstanding	86,478	91,738	95,452
Weighted-average stock options and other dilutive components	1,192	1,729	1,626
Weighted-average dilutive components of CoCo’s	5,196	8,153	8,153

Weighted-average shares for diluted EPS	92,866	101,620	105,231

Diluted net income per share	$4.57	$4.10	$3.87